Filed by ArcLight Clean Transition Corp. II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ArcLight Clean Transition Corp. II
Commission File No. 001-40272

OPAL Fuels LLC and ArcLight Clean Transition Corp. II

Virtual Investor Event

May 6, 2022

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Good morning. My name is Jason Stewart, Senior Director Public Relations and Marketing, welcome to the OPAL Fuels virtual investor event. Thank you for joining us. As many of you may know, on December 2, 2021, OPAL Fuels entered into a business combination agreement with ArcLight Clean Transition Corp. II. Upon merger close, the combined company will be listed on the NASDAQ exchange under the ticker symbol OPL. Speaking today are Jake Erhard, President and Chief Executive Officer of ArcLight; Adam Comora, Co-Chief Executive Officer of OPAL Fuels; Jonathan Maurer, Co-Chief Executive Officer of OPAL Fuels; and Ann Anthony, the company’s Chief Financial Officer. Marco Gatti, ArcLight, Chief Financial Officer, will also join for Q&A. During the Q&A session, please share your questions through the questions and answers widget on your screen or email them to OPALfuelsIR@ICRinc.com.

But before turning the event over to the team, there are a few legal matters to cover. This call may contain forward-looking statements, including, but not limited to OPAL Fuels LLC and ArcLight Clean Transition Corp. II’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance, including, but not limited to the timing of development milestones, competitive and industry outlook, and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance.

Please also note that this call does not constitute or form part of an offer to issue or sell or of a solicitation of an offer to subscribe or buy any securities or other financial instruments, nor does it constitute a financial promotion, investment advice, or an inducement to participate in any offering or investment. I encourage you to read ArcLight Clean Transition Corp. II’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination. And with that out of the way, I will now turn it over to Jake.

Jake Erhard – Chief Executive Officer, ArcLight Clean Transition Corp. II:

Thank you, Jason. Good morning, everyone. Thank you again for joining us on the call today. Again, my name is Jake Erhard. I am the CEO of ArcLight Clean Transition Corp. II. I am also a partner at ArcLight Capital, which is a Boston-based energy infrastructure asset manager, where I’ve been for the last 21 years. And ArcLight Capital is the primary sponsor of ArcLight Clean Transition Corp. II. I’m going to spend a minute here on this first slide, refreshing on the transaction backdrop and the funding sources, before turning it over to the OPAL management team.

ArcLight Clean Transition Corp. II, which is our second public acquisition vehicle, IPO’d in March of last year, raising $311 million of cash in trust. And on December 1st of last year, following what I would characterize as an extensive period of negotiation and due diligence, we entered into an agreement to combine with OPAL Fuels that we are excited to present to you today.

In conjunction with that agreement, we raised approximately $350 million of new money proceeds from a combination of common equity PIPE, new preferred equity, and a new bank term loan that I will describe briefly in a moment. The transaction and these associated financings have a very strong strategic rationale for OPAL Fuels. Notably, the transaction provides capital that enables OPAL to fully fund its portfolio of construction and development projects and to do so in an efficient manner at the corporate level, relative to its historical practice of funding on a project-by-project basis.

In addition, the transaction provides currency for inorganic and M&A activity that OPAL’s management team and operating platform have a strong track record of executing on and are well-positioned to capitalize on in today’s market. That said, as you’ll hear today, the business plan is not dependent on executing outside of OPAL’s current pipeline of projects. The transaction was struck at a proforma enterprise value of $1.75 billion. And importantly, OPAL’s strategic partner, NextEra Energy, is providing $125 million of capital to the transaction in the form of the new preferred equity and a PIPE participation.

The table on the lower half of this slide illustrates the transaction sources and uses, the pro forma ownership, and the valuation metrics for the transaction. Before moving on, I’ll briefly call out a few items for you. First of all, for the new money sources of funding, you’ll see itemized on the left side the $311 million of cash in trust on the first line, the $125 million of PIPE on the second line there. Four lines down, in the preferred equity line item, this includes $30 million of rollover preferred equity, as well as the $100 million of new preferred that is being raised and provided by NextEra in this transaction.

As we can discuss, the security really was arranged by the company, essentially as a redemption backstop and is a very flexible low-cost, non-dilutive piece of paper. And then the last line item in this section, pro forma TLA, that represents the new $125 million term loan that was put in place late last year. So all told, the PIPE, the new preferred equity, the Term Loan A sum to the $350 million of proceeds I referred to above. When combined with the $311 million of trust, the transaction makes available over $600 million of financing to the company.

Briefly, in the bottom left, you’ll note that the transaction multiples, 7.4 times ‘23 EBITDA, 3.9 times ’24 EBITDA, these metrics, we think, compare quite favorably to those of OPAL’s publicly-traded peers, as well as what we’ve been seeing in the private markets over the last 12 to 18 months. And then, lastly, I would point out, in the bottom right is the pro forma ownership table. OPAL’s existing shareholders will own approximately 74% of the company, post-transaction, with the public and SPAC owners investors owning the rest. In view of the financing rationale for this transaction and the valuation being offered, the transaction has been structured from the start as one in which OPAL shareholders are rolling 100% of their holdings in the transaction. So that concludes my remarks for this slide. With that, I’m going to turn it over to Adam Comora.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you, Jake. Very excited to be here today to talk about both renewable natural gas and OPAL Fuels. I’m Adam Comora, Co-CEO. You’ll hear a little bit about our business model, where we’ve got an upstream business and a downstream business and vertical integration. For the last nine years, I’ve been building our downstream operations, delivering renewable natural gas as transportation fuel to the Class 8 market. I’d like to introduce Jon.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Hi. Thank you, Adam, and thank you all for being here with us this morning. I appreciate that it’s, at least in my consideration, a little bit on the early side, but that’s okay. We’ll get going here. I’ve been with Fortistar for over 30 years. And for the past 20 plus years, I have developed, built, and managed the projects on the upstream side of our business, the renewable power projects and the RNG projects that we’re running today. Ann?

Ann Anthony – Chief Financial Officer, OPAL Fuels LLC:

Good morning, everyone. I’m Ann Anthony, the CFO for OPAL Fuels. I joined OPAL about a year ago with a mandate to get the company ready to be public. Immediately prior to OPAL, I worked for Key Capture Energy, a PE-funded utility scale battery storage company that was recently sold to SK Innovations. Prior to that, I was with South Jersey Industries, a soon to be not-NYSE-listed public company, focused on the gas utility space, and ran accounting, ran investor relations, was VP Treasurer of the holding company, and corporate secretary for a while there as well.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Thanks, Ann. I’m really pleased to talk a little bit about our management team that we have. We really have the best and most experienced team in the industry. On the upstream development side, led by EVP Dave Unger, who really jump started our program when he joined us several years ago from Waste Management, where he built over 65 projects in several years, and is really moving our portfolio along quite well, as well. Scott Edelbach, who is really a pioneer in the CNG and RNG vehicle space. He has been building stations and converting vehicles to CNG, RNG for well over 20 years.

Our Chief Operating Officer, Anthony Falbo, has been with Fortistar for about 30 years and has a long history of operating projects. He also managed our construction business and our safety program. Recently, we’ve added Hugh Donnell, who for many years, led the CNG engine program at Cummins and is now going to help us with our national fleet sales program for the downstream side. And lastly, John Coghlin, our General Counsel, who has many, many years in the General Counsel role for public and private companies. Next slide, please.

Many of you have seen this intro before, but for those who haven’t, I wanted to level set here. Fundamentally, our business is a vertically-integrated business. On the upstream, our capture and conversion side of our business, we really have our basic value driver, which is the biogas that we derive from landfill gas and from biogas at dairies, and convert that gas into pipeline-quality methane by removing impurities, largely CO2.

And we do that using, really, proven technology, nothing new and sexy. We use, essentially, membrane technology that separates the CO2 from the membranes, and it just works. There’s no question about whether this technology works. And then we put that gas, once it’s upgraded, it’s a pipeline-quality methane, natural gas product, it’s just naturally derived as opposed to a fossil gas, we put it into the pipeline.

On the downstream side of our business, we take it out of the pipeline to fuel Class 8 vehicles, heavy-duty trucks at a network of fueling stations that we own across the country, over 75 stations, for our clients, such as Waste Management and UPS. And we move the gas from the upstream side to the downstream side using, really, a notional book and claim. We don’t need to buy transportation. So the natural gas molecules from the upstream side of the business are sold locally to those projects and the gas pulled out at the stations is pulled out locally to those stations and, through the EPA and CARB book and claim process, we’re able to match those together to get the environmental credits.

Those environmental credits are created once we fuel the vehicle, and the environmental credits are really how we monetize that value driver in the biogas. And so the downstream side of our business is that dispensing of the fuel, but it’s also the construction of stations. We have our in-house staff of engineers and permitting and construction professionals, as well as a large staff of service professionals across the country, who are on call 24/7 for our fueling customers.

We do all of this with long-term agreements. On the upstream side of our business, we typically have 20 years or longer on the biogas supply. And on the downstream side, our dispensing contracts are typically 10 years in length. Over the last quarter, since we signed our merger agreement, we’ve gone from 2 operating projects to 5 operating RNG projects, along with 19 renewable power projects. We now have 7 projects under construction and many more in development and are continuing to build out our fueling infrastructure across the US.

Lastly, I’ll say that we’re moving the construction infrastructure into the hydrogen space. We’re working with a couple strategic partners that we’ll talk about later, BayoTech and Nikola, and starting to build out hydrogen fueling stations. We’re not taking hydrogen risk on the commodity, merely building the infrastructure for our partners. And with that, I’ll turn it back to Adam to talk a little bit about our vertical integration. Thank you, everybody.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you, Jon. I think Jon did a nice job describing the vertical integration, where we really control the RNG molecule from its production all the way through to its sale and delivery to an end fleet customer. We think that’s a real key strategic advantage to our competitors that are traditionally either on the upstream side, producing renewable natural gas, or just on the downstream side, trying to sell fuel. Firstly, it allows us to have full margin capture of the molecule where, historically, on the production side, if you wanted to deliver your RNG into the transportation fuel market, there could be economic leakage in the 15% to 20% range of the value of that RNG. So we get the full margin capture by controlling it all the way through its distribution.

We also think it’s very important for us, in terms of market share gains, both in terms of the upstream side, to secure new biogas sources, and also on the downstream side, as we continue to grow our dispensing platform. And just to dive a little bit deeper into that, we’re going to get into the environmental credits. So why we’ve really chosen the transportation fuel, having been in this business for over 20 years, is the value of those environmental credits, when combined with the fossil brown commodity value, we’re achieving values currently in the market of over $40 per MMBtu and we really have belief that there is strong tailwinds and the regulatory policies will continue.

So by having that captive dispensing capacity on the downstream side, we’re able to ensure the highest value for the product and for our upstream biogas partners. And it becomes critically important for dairy projects, where there’s also state-level incentives, and it’s critically important to get dairy biogas placed into California in order to get the state-level credits. And by having that dispensing capacity in California, we’re able to partner with new biogas dairy providers. And that’s really important, and on the downstream side, as we’ll talk about some of the sustainability goals of the downstream customers, it’s becoming critically important to them to have visible and reliable supply of renewable natural gas. And by having our portfolio, we’re able to do that. So it’s very important on both the upstream and the downstream side.

And we should also mention that, although we are built for our own projects to guarantee that placement into that highest value end product, we’ve got the optionality and flexibility to move into other end markets. Renewable natural gas is a terrific renewable energy resource where it’s proven at scale today. Technology is proven. We can move it on existing pipeline infrastructure. It’s easily stored, so it’s there when you need it.

And we do see new end markets growing. We also have the ability to export it either as green methanol or as LNG and move it into other markets. And we have that flexibility to tap into those other markets should we so desire in the future.

There are voluntary markets for this product. Utilities are starting to get more and more interested in it and maybe paying in the mid to high teens for the product. So we do have that flexibility to move into those other markets. Let’s go to the next slide.

As Jon had mentioned, we’ve been in this business for a long time. For over 20 years, our sponsor company, primary shareholder Fortistar, has been capturing harmful methane emissions and turning it into renewable power, which was the highest best use of renewable natural gas for a number of years.

And about eight, nine years ago, we started thinking about whether or not there was a higher, better use for those landfill gas assets, and really started looking to the transportation fuel markets, and thought there was a really good opportunity to convert those landfill gas to electric projects into this higher value product in transportation fuel. And we built out that downstream dispensing business and delivery business as a transportation fuel.

What you’re seeing now is really the culmination of all those efforts, and we really think now is a great time to combine the companies, partner with ArcLight and really drive all of this new development capital into these extremely high return projects. And really, that’s what this business is all about, and we’ll get into the financials of taking our existing portfolio of projects and converting them into this higher value end product. And with that, I will turn it over to Ann.

Ann Anthony – Chief Financial Officer, OPAL Fuels LLC:

Perfect. Thanks, Adam. The team continues to focus on our core business execution while prepping to be a public company, which we all know is a lot of work. Since our announcement last December, we have accomplished the following:

We forecasted adjusted EBITDA of $41 million in 2021, and we achieved that coming in at 40.6 million. This was primarily driven by the full consolidation of the Beacon projects, as well as higher volumes of RINs monetized.

In addition to the two Beacon projects, Imperial and Greentree, that were operational since our acquisition in March of 2019, we added three new projects to the RNG operating fleet, Sunoma, our first dairy project located in Gila Bend, Arizona, Noble Road, an Ohio landfill project that we own 50/50 with NextEra, and New River, also a landfill project located in Florida that we own 100%.

The two projects that are part of the 50/50 JV with GFL, Michigan 1 and North Carolina 2, are in construction. Michigan 1 is the largest landfill project in the portfolio to date at approximately 2 million MMBtus a year or 15-and-a-half million GGEs.

We are excited about the JV with GFL because we believe that it represents a strong business model for future projects because it drives economic alignment between the parties. We did close the $100 million preferred equity facility with NextEra, and we’ve begun to draw down on it to fund our RNG projects.

And finally, we made a strategic hire on the OPAL leadership team. As we noted earlier, Hugh Donnell joined us as SVP of Business Development and brings over 30 years of experience with Cummins Corporation, the leading manufacturer of diesel and alternative fuel engines. He will focus, along with Scott Edelbach, our EVP of fuel origination on the downstream side, to deepen our penetration with larger national fleets who are focused on the economic as well as the ESG benefits of RNG. Next slide please.

So we believe that we are the only truly vertically integrated player in RNG fuels today. This allows us to maximize our margin capture throughout the business by avoiding the leakage that others would have to pay to a third party to either sell the RNG on the upstream side or to procure gas on the downstream side.

It also drives our ability to secure new opportunities, as Adam mentioned. Contracted off-take in the transportation market, which currently offers the highest and best value for RNG, means OPAL can offer better terms to secure gas rates. Because we control our supply, we can guarantee placement to fleet customers and offer better terms. And our nationwide focus provides an end-to-end solution for national accounts.

We are at scale today with substantial embedded growth prospects. As I noted earlier, we achieved $41 million of adjusted EBITDA in 2021 across our business, but our growth prospects are very strong. Due to the number of projects in advanced development, where we already have gas rights and major contracts in place, we really are an execution story. Time and capital are the critical pieces to complete these projects.

The OPAL fuels team is over 275 employees strong. The leadership team is second to none, as you heard Jon describe earlier. We bring best in class knowledge, not only to how to build an RNG facility or a dispensing station, but also to optimize it and maximize value both to OPAL and to our customer.

And finally, our plan is fully funded. As Jake mentioned earlier, when we put the plan together, we were very cognizant of the broader market for SPACs and our plan can be built with the proceeds from the PIPE, the preferred equity investment from NextEra, who’s obviously a key strategic partner, the term loan we put in place in Q4 of ‘21, and operating cashflow. Adam, back to you.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you, Ann. We can go to the next slide. We have a couple of slides to talk about the transportation fuel market a little bit. The bar charts on your left show the Class 8 heavy duty diesel market that we participate in, and that’s really what we think is the best market and application for renewable natural gas as a transportation fuel.

It’s a 45-and-a-half billion gallon a year market, and total US renewable natural gas production is about 1% of that. So we think there are plenty of opportunities and head room to continue to grow our supply, the industry to grow its supply, and continue that market penetration.

The bar charts on the right talk about the deep markets in the regulatory environment. And the D3 RIN is a federal program. It’s a renewable fuel standard program that was enacted in 2005 and has 15 years of history behind it, bipartisan support. And the statutory rates for refiners, the refiners are the obligated parties that need to purchase the RINs that we create, and the D3 RIN is the Cellulosic, most valuable RIN because we produce our fuel from biogenic or naturally occurring sources.

The statutory rates that Congress mandated refiners to purchase is 10.5 billion gallons worth of D3 RINs. And, again, US renewable natural gas production is a fraction of that. So plenty of room to grow in terms of converting new fleets, building new stations, and delivering more fuel, and plenty of room in the regulatory environment to continue to grow and produce more D3 RINs. Let’s go to the next slide.

I think everybody’s aware that two of the biggest issues driving climate change are harmful methane emissions and also greenhouse gas emissions. And renewable natural gas as a transportation fuel is an amazing product that hits both of those issues head on where we capture those harmful methane emissions, and then we’re able to convert it into a diesel fuel substitute, which is one of the dirtier transportation fuels. And transportation accounts for about 30% of the greenhouse gas emissions, so we think this is a very important product to help hit both of those issues.

What I wanted to highlight on this slide, which is new from when we last spoke, is the SEC is now mandating, or they’ve proposed a rule to mandate companies to disclose their Scope 1 and Scope 2 emissions. And renewable natural gas, when it’s used as a transportation fuel, results in zero Scope 1 and zero Scope 2 emissions.

That’s an extremely powerful product for transportation and logistics companies that are trying to achieve their sustainability metrics and are really looking for solutions that can work. We’re going to get into the economics of why a fleet may transition over later. But, needless to say, from a sustainability perspective, this is a very powerful product, and it’s encouraging a lot of new conversations with a lot of new fleets. Let’s go to the next slide.

So this slide, it looks a little busy. We try and break out where we derive our revenues from on the upstream side. We do still receive the value of the brown commodity piece, which we’ve illustrated here as the Henry Hub price. The D3 RIN, again, is that federal program, and it’s been strong and continues to be strong. Current pricing in the $3.46. We show it here as a RIN price, and then to get it into MMBtu, you can multiply it by 11.727.

I want to remind everybody here that our primary source of environmental credit revenue comes from RINs. We do and are building out new dairy projects. We like having a portfolio of different carbon intensity biogas. It diversifies our revenue a little bit. And it also allows us, by having a portfolio of that biogas, to blend the different carbon intensity stores and target new markets for our fuel where if a dairy project may have a carbon intensity of -350, and landfills can be in the 40 to 50 range, by blending those two products and creating zero CI gas or scaling what CI we’ve delivered at different end markets, it opens up a lot of new end markets for us.

So we are participating in the dairy market, and that’s where the economics come from the LCFS. And the LCFS price has weakened recently. We remain bullish on LCFS pricing for a number of different reasons. There are mechanisms in place for CARB to adjust targets and create new demand for LCFS credits by accelerating targets on goals that California has. And we think the timing of that could be... We believe that those mechanisms are in place to create that demand in the 2024 timeframe.

Let’s go to the next slide. With that, I will hand it back over to Jon to talk about the upstream projects.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you, Adam. As Ann said earlier, since our merger announcement, we’ve added three more projects to our operating portfolio. In addition to our Imperial and Greentree assets, we put into operation the Sunoma dairy biogas project in Arizona, the Noble Road RNG project in Ohio, and the New River project, the first RNG project in Florida.

And a couple things to note about these projects. First off, as I was mentioning earlier, they’re really proven design. There’s no new technology being involved here. We use filters -- membranes to separate the CO2 from the methane and carbon bed to remove sulfur. And we move it through the system using compressors, pumps, motors, et cetera, so very basic technology.

I think that another key aspect is that for our construction projects, we use an EPC contract featuring a fixed price and a date certain delivery and liquidated damages for failure to meet those or for failure to meet other design metrics involved. Next slide, please.

Our capital plan today is principally being used to build out this portfolio of RNG projects. The RNG projects are substantially higher from a capital perspective than our downstream construction projects on the fueling side. These projects that we have in construction today, we have the Pine Bend RNG project and the Bio Town, Vander Schaaf, and Hilltop dairy projects along with several other RNG projects that we have in construction and a number of additional ones in advanced development.

Our business is really executing on these projects, moving them through our development pipeline into construction and from construction into operation. And, really, the growth that we’re going to be seeing in our business is that execution on these projects and putting them into operation.

A typical construction project is about 14 months or so. And once a project starts delivering gas into the pipeline, it can take an additional four months or so to qualify for RIN credits and up to a year from first gas into the pipeline to qualify for LCFS credits.

So there is a bit of a delay from when the projects go into construction to when they go into operation and when they start earning revenues from those credits that are used from the transportation fuel market. With that, I’ll turn it back over to Adam to talk about our downstream platform.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you, Jon. We have been leaders in providing fueling infrastructure for the last 10 years, and we’ve built over 350 stations to deliver what had been CNG and now renewable natural gas. And we build about 40 or 50 stations each year, have a service network, as Jon had mentioned, taking care of these stations on a 24/7 basis.

What we’ve highlighted here in the yellow box is our dispensing network and the gallons that we’re delivering through that dispensing network. Others in the industry use different metrics for how they’re accounting for gallons. We also do not only deliver RNG as a transportation fuel, we also service these stations under long-term contracts as well, and seeing some continued growth in this part of our business. Let’s go to the next slide.

So not only are we vertically integrated between the upstream and the downstream side, we’re also vertically integrated in the fuel station side, where we design, engineer, and construct these stations, sending OPAL Fuels employees out to build the sites, have that service network for that good aftermarket support. And our service offering has really resonated with these national fleets and national accounts. UPS is our largest customer. We’ve built 50 stations for them, and there are 5,000 UPS vehicles fueling at sites that we operate every day.

Let’s go to the next slide. I also just want to highlight again for folks that we are technologically agnostic to what vehicles are deployed with our fleets. And we’re very excited about renewable natural gas today. Very excited that Cummins is releasing a 15 liter engine at the end of next year. We think that has the opportunity to really expand the market and accelerate growth specifically in California, where CARB regulations there will make it difficult to impossible to purchase a diesel truck after 2027. And we think that 15 liter engine is really going to expand the market quite a bit. But we are agnostic to what trucks, our fleets end up using and adopting. And we’re replicating in hydrogen what we’ve been able to accomplish so far with renewable natural gas and a combustion engine. We are now building hydrogen fueling stations and expect to complete our first handful this year. And looking to expand in that with BayoTech and looking to expand our expertise with Nikola, and look to build renewable hydrogen fueling stations for their customers that adopt their technology.

As that technology continues to grow, we’ll participate. And I should mention, we can also use our renewable natural gas as a feed stock for renewable hydrogen. As I mentioned earlier, when we combine dairy gas with landfill gas to get it to a zero carbon intensity, it allows us to use RNG as a feed stock to create that renewable hydrogen and low carbon intensity hydrogen through a steam methane reformation process. So we’re excited about where we are today and think we’re positioned well in the future should other technologies be adopted or other ways to use renewable natural gas. With that I will turn it back to Ann for some financials.

Ann Anthony – Chief Financial Officer, OPAL Fuels LLC:

Perfect. Thank you, Adam. The improvement in our financial results between 2020 and 2021 clearly demonstrates the value associated with these RNG projects. As I noted earlier in 2021, we did fully consolidate the Beacon projects after we acquired the remaining interest in those projects from our partner Ares. We also benefited from the termination of a contract in late 2020 that sold environmental attributes at below market rates. So in 2021, we were able to then go ahead and sell those at prevailing market rates. We also benefited from higher volumes of environmental attributes being generated by these projects. Finally, our downstream business benefited from higher dispensing driven by high demand at both third party and OPAL owned fueling stations. All of these items combined drove significantly higher EBITDA across the OPAL Fuels platform. Adam, I’ll turn it back to you to wrap up before we take questions.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you. So, in summary before we take questions, we think OPAL Fuels is a really unique company that is hitting on two of the biggest climate issues that we have, the harmful methane emissions and reducing emissions from the transportation sector. And we’ve built this vertically integrated platform we think to both drive that adoption on the downstream side and provide the highest value to our upstream partners. And we are a disciplined management team in terms of deploying capital and think our projects that we have within our portfolio represent a really good opportunity to deploy that capital.

And although our business model or our business case that we’ve predicated our projections on does not depend on ‘go-get’ business and depend on new market share gains, we think our platform and our seasoned team really puts us in a good position to do that. And really excited about some of those opportunities as we see more and more landfill companies looking to maximize the value of their resource and more and more dairy partners looking for platforms such as OPAL Fuels to partner with. With that, I will turn it over to our Q&A moderator.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Thank you Jake, Adam, Jon, and Ann, and welcome Marco. We do have some questions coming in. First question, please elaborate on the benefits of vertical integration.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

All right. I guess I’ll take that one. So I think I tried to describe why it’s beneficial for us from a financial standpoint. And if you go back to that financial slide, I think you can see our business model allows us to achieve really high margins where we show it here on a per gallon basis where our blended business model allows us to get to that three dollars a gallon, approximate EBITDA margin. And to get that at an MMBtu basis, you can multiply by 7.8. And I think we’ve described a little bit how we think it’s going to be beneficial to garner more market share as fleets look to that RNG fuel supply and on the upstream side to partner with new projects.

I’ll also just mention we think there’s some embedded optionality as well in the transportation fuel market. I did not highlight earlier on the fleet conversion side, that our fleet customers are currently paying dramatically lower fuel prices than diesel. And to give a sense of it, in California customers could be realizing, or paying $1.00 to $1.50 a gallon for their RNG. Outside of California, maybe it’s between a $1.70 to $2.00 a gallon per for their RNG -- dramatically below diesel fuel. So our vertical integration also gives us some optionality and potential pricing power on that downstream business as more and more fleets look to adopt this fuel.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Thank you. Next question, why has OPAL Fuels chosen the transportation market versus fixed price off take?

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

That sounds like a question for me as well. Quite frankly, it is the most economic and highest value end market and we see that continuing. The RFS has bipartisan support, and we think that RFS is going to continue. And although at first blush, it may seem complicated, the D3 RIN market, and how those credits get priced, once you peel back the onion a little bit, we actually believe it can be easily understood. And we think that D3 RIN market should remain relatively stable in the $2.50 to $3.50 per RIN range. That being said, we will be opportunistic. We understand the benefits of the voluntary markets or non-regulatory markets, and the impacts that could have on capital structure optimization, and we will look at certain points and be opportunistic in some of those other markets.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Okay. Next question, please discuss the competitive environment and how you see it unfolding both on the upstream and downstream sides.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Jon, maybe you’ll take that one.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

There’s a lot of opportunity in both the landfill and dairy area. There’s a lot of growth going on. Obviously, the base plan that we’re discussing here today is really taking projects in our portfolio, moving them through the development and construction process and pipeline and into operations. But there’s a lot of additional opportunities on top of what we see here today. We see all of the landfill companies, large and small, really starting to look at their biogas as a resource or asset instead of a liability and the opportunity to take that resource and monetize it through this RNG process.

We think that we’ve really just touched the tip of the iceberg and that there’s a lot of growth yet to come from this. Obviously, OPAL Fuels is working quite a bit on putting out proposals and developing additional plans for growth in biogas beyond our core portfolio. And we believe that we’ll get our fair share of those projects. But we’re really pleased that the landfill companies have started to partner with RNG developers and operators, because we think that’s how ultimately they’re going to maximize the value there. And there’s a lot of growth to go around for all. Adam, you want to discuss anything on the downstream side?

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Yeah. I’ll just also highlight one of our key competitive advantages really is the team, where we’ve been in this business for over 20 years maximizing the quantity and the quality of the landfill gas and our well field team really does set us apart. And as Jon was mentioning, as those landfill companies may be deploying capital in this space that really resonates with them and partnering with somebody that is able to execute now that they’re putting their capital at risk.

And on the downstream side, it’s really what we’ve been able to accomplish and how we’ve been able to service our customers, and the reliability and the trust that these fleets are placing in us and we’ve executed on. So we think we’ve got really the best team in the space, so that when we see some of these big national fleets looking to deploy alternative fuel technologies, to achieve sustainability metrics and save money it’s really an amazing product where we have a green discount product right now and it is a captive green discount product. We think that is a significant competitive advantage and will continue to help us drive adoption and market share.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Great. What are your thoughts about competition from renewable diesel?

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

I’ll start on that one. So there’s a lot of room in the industry for all different types of renewable fuels. As we said earlier, the heavy-duty transportation market is 40 billion gallons per year, and RNG is only half a billion or so. So really a lot of room for growth. Even as we grow 5, 10 times the size over the next several years in the RNG space, there’s still a lot of diesel that’s out there. So a lot of room for renewable diesel, and I think it’s a good product. One thing Adam mentioned earlier is that CARB has passed a rule requiring lower NOx emissions in non-attainment zones, which a substantial part of Southern California is in. So it will be difficult for diesel engines to meet those requirements. And those requirements kick in in ‘24 and ratchet up in 2027. So we really think that’s going to push people to further adopt RNG engines and promote growth in that area.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Thank you. As a follow up, what is driving adoption of RNG as a transportation fuel?

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Yeah, so it’s both economics and sustainability benefits. We’ve got a lot of companies that now have ESG goals or sustainability goals or carbon emission goals. And it’s difficult in the heavy duty transportation sector to get there where those higher payloads make a lot of technologies more difficult and will take time to develop. And renewable natural gas works, and it works today. And when you purchase a renewable natural gas truck today, it does cost more in the refuse space, maybe $30,000 a truck more for the fuel tank package, or in the heavy duty space, maybe $60,000 more.

But when you’re saving three or four dollars per gallon and all the operating costs and maintenance costs are the same, and there’s 70,000 of these vehicles on the road today. So that is all well known. And within the industry, when you get that kind of a fuel cost saving you’re getting returns on that new truck purchase in months in California. And maybe in one to two years the average refuse truck maybe uses 10,000 gallons a year and in the logistics space, maybe it’s 15,000 gallons. Jon if you can do the math on it pretty quickly. And those economics are compelling. It’s rare that you have a product that can really hit both sides of the house, the finance guys and the sustainability guys.

So it’s really those two factors. And we really think it’s an education process where we have to get out there and continue to educate the fleets that it’s working. And once they try it, they like it. So we’re excited about getting some new customers on board here. And that Scope 1 and Scope 2 emissions, keep in mind Scope 2 emissions come from electricity usage. So, yeah. And that’s why you see on this chart here those are the emissions from national grid for electricity and RNG today is zero Scope 1 and Scope 2. So it’s both of those factors. And we think that 15 liter engine is going to be really important. Right now there’s a 12 liter engine, which is fully capable of doing the duty cycles required. But driver retention and satisfaction is one of, if not the top issue that our fleets and logistic companies talk about. And we think that 15 liter engine is going to be really important for maybe some of those guys that were waiting on the sidelines. So it’s a combination of both economics and sustainability that we see driving adoption.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Great. I’ve got a CARB question here. What prospects do you see for CARB to raise emission reduction targets and support higher LCFS and/or additional governments initiating LCFS type programs?

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Jon, you want to hit that one?

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Sure. So we believe that CARB really... First off the LCFS program works today. We think that obviously in renewable diesel the volumes have really pushed down prices. And we think that CARB wants to see a strong underpinning for this market. So we think two factors are really going to come into play to help to support these prices. First as RNG or low carbon fuel standards roll out to other states such as Washington and Oregon and British Columbia, and then other states across the US, and federally across Canada we’ll start to see more demand in other states. And in the medium term, that will help California, as well as other states, in terms of pricing.

But really, I think that what we’ll probably see, and we’ve all heard the rumors about this, is that CARB will likely move to increase their carbon reduction goals, and that will further support the LCFS pricing in that next year, year after type of timeframe.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Right. How much exposure do you expect to have to long-term fixed-price RNG contracts with utilities? Where are those contracts priced at dollars per MMBtu today?

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Okay, I’ll jump in. Essentially we are 100% in the transportation fuel market. We believe that the value in the transportation fuel market is substantially above where that fixed price market is. Fixed price market today is probably in the mid to upper teens per MMBtu. And that’s a rolled in price that involves the commodity price as well as the environmental attribute.

So as you think about natural gas prices moving from $3 to $7 over the last year or so, you get a sense as to what the remaining value in that contract is for the environmental attribute. Still, when we look at our ... As Adam talked about in our environmental attributes slide, we’re receiving well over $40 per MMBtu today, and really knocking that back into a mid to upper teens price is too great of a discount for us. And this whole process of merging with ACTD and doing this capital raise really supports our growth plan without really having to rely on those lower prices and longer-term contracts.

So we really think we have the opportunity to convert to these utility or voluntary contracts as that market improves, and we do think it’ll improve, move from that upper teens level into the lower to mid 20s. And as it does, we’ll start to pivot and use some of that off-take, as well. So we do think there’s a role, just not today.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Yeah, and if you don’t mind, I also just want to add one thing to the transportation fuel market. Currently, all the value we are creating or all the value we’re getting for the renewable natural gas is really on the production side, creating those D3 RIN credits and selling them into the obligated parties.

If you think about it, by owning ... If you think about us as an energy company, what the fossil energy companies used to be where we’ve got those 20-, 25-year mineral rights. We have our refiner sitting on top of the landfills or at the dairies. And then we’ve got the fuel station all under one logo. We really do believe there’s optionality on what we’re selling this fuel for.

There could be a time in the future where renewable natural gas on the downstream fueling piece could accrue a significant additional value to us. So we like it today for the pricing that we’re getting. We see some optionality in the future. And that being said, we will be opportunistic as those other opportunities arise. We don’t have a targeted amount of our production that we’re going to sleeve off for just a fixed price market.

And as Jon did that math before, you can see if the fossil brown is currently $7 per MMBtu, and you’re getting $11 for the environmental attribute, that’s the equivalent of a dollar RIN. And RINs today are $3.50, so we’d have to see significant either regulatory change or something else to really see those kinds of values.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Great. A few more questions here. Can you hedge any of your exposure?

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Right now, the obligated parties are not really inclined to enter into longer-term contracts. And doing hedging transactions with brokers in the market involves pretty steep discounts. So we are not hedging. We’re selling within a calendar year, so we do sell a substantial part of our credits during the year, and when the prices make the best sense for us to do so.

But that being said, we do feel that the RIN is kind of a bounded number. And even with the higher oil prices and, I guess, the concomitant wholesale gasoline price, which really affects the RIN, it’s still supporting a mid-two-dollar RIN next year, $2.60, $2.70, in our view, and in line with our projections. And that still is substantially above the value that you can get in the voluntary market.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Great. Couple of questions about long-term view. Please help us understand your long-term goals. What does this business look like in 2030? What is the size of the total addressable market or runway? One of your competitors has about 400 landfills as a target, for example.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Adam, I’ll start, and I’ll see what your thoughts are. But look, first off, this is just the tip of the iceberg. There’s a lot of additional business out there. With our best-in-class team, we’re going to get our fair share of the business and continue to grow. As I said earlier, our core growth that we’re talking about today is what’s visible in our pipeline, and that’s really what we’re executing on today.

We think that the overall market has room to grow 7X or 10X from where it is today. And with us getting to mid 20s, a number of projects in the coming years, we think that grows to a couple hundred in the future. Not all gas rights will be able to be converted into RNG projects, certainly not in the near term, but we do see a lot of growth in that area.

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Yeah, I’ll just add 2030 and beyond. I think capturing harmful methane emissions will always happen, and you’ll always need experienced operators to do that. And quite frankly, I think we’ve got a pretty good management team to figure out how to maximize the value of renewable natural gas. And whether that’s through a business strategy and platforms or creatively thinking about new end markets, I think we’ve got a pretty good team in place to continue to do that.

I don’t think we’re capturing harmful methane emissions yet in South America. I don’t think we’re doing it in Asia. I think this is also a global product. Right now, there is more than enough opportunity here in the US, but there’s no reason why we couldn’t be capturing harmful methane emissions around the world and transporting it to all those different markets and applications.

If renewable hydrogen becomes an energy ... And I don’t know the timing of that. Renewable natural gas is a terrific feedstock for it. So we see a lot of opportunities and a lot of work ahead of us converting our portfolio projects and winning some new business here in the US. But I think this is a terrific renewable energy product that’ll be around for a while. And we think we’ve got a team to continue to participate as those different sources and markets develop.

Ann Anthony – Chief Financial Officer, OPAL Fuels LLC:

If I could just add, again, the plan that we’ve put forth, I think we’ve tried to make the point, we are really focused on the projects that are in the portfolio today. However, if you look at the projects that are in construction, Hilltop and Vander Schaaf, they were not in the portfolio two years ago. And if you look at the history of Fortistar and now OPAL, this company has been focused on not only developing but acquiring projects along the way.

So as projects are transacting, again, there’s a ton out there in the market that’s happening. We are looking at all of those things. We’re participating, but we’re very disciplined. Just because they transact today doesn’t mean that they’re not going to transact again in the future. And again, we’ve talked a lot about the team. We’ve been very successful in taking projects that are not well run, the Beacon projects are perfect examples of that, and turning them into projects that cashflow very strongly.

I think this business also sets us up, as we’ve talked about, not only for RNG fuel into the transportation market, but the RNG is, again, the perfect feedstock for both hydrogen, as well as green electricity, in the future, as the transportation and other markets continue to evolve.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Great. Thank you. Just a couple more. What sort of partners make sense for the coming years for OPAL Fuels to supercharge its growth, would capital sources be one of them?

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Well, clearly, our growth program involves substantial capital investment. We’ll seek to partner with really creative capital providers at all parts of the capital structure. That’ll be very important to us as we go forward. But really, our partners are going to be the landfill companies that we’re currently partnered with. As we grow those relationships, there are going to be developers out there in the marketplace who are looking for partners to help them with both the expertise and the capital that are needed to bring their development projects to fruition. The dairy farmers out there who are looking to take their manure and methane emissions and convert that from a cost into a real benefit stream for them. And then on the fleet side, really partnering with more fleets, like our UPS relationship, where we’re able to help them find low-cost fuel, renewable fuel solutions, and do that with a low emission profile. And so I would say those are our key partners. I would add that our employees are our partners and really help to make this whole growth story possible.

Ann Anthony – Chief Financial Officer, OPAL Fuels LLC:

I’ll also add that, again, the plan that we’ve put forth, we think we understand. We know we understand how we can fund that. And obviously, while looking at the broader de-SPAC market, we’re very anxious to see how redemptions play out. But the plan is not dependent on the cash in trust.

Having said that, as I mentioned a minute ago, there’s a ton of opportunity in this space. So to the extent that something comes up that is not part of the current plan, an acquisition of some sort, whether it’s development or operating projects, clearly we would be looking at potentially having to raise capital. As a public company, again, that’s one of the reasons why you go public. Right? You have currency. We would look to do that in a way that makes the most sense for both existing shareholders as well as our future shareholders, as opposed to kind of project by project as the company has been doing before. It’s another mechanism in the tool chest to manage the balance sheet efficiently.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

And it looks like this will be the last question of the morning. Can you give us some perspective on the price that customers pay for RNG, such as a UPS?

Adam Comora – Co-Chief Executive Officer, OPAL Fuels LLC:

Yes. It is extraordinarily compelling, specifically with what’s gone on with oil price and diesel. I think I mentioned before, RNG is under $2.00 a gallon outside of California, typically. And inside of California, it can be under $1.50. It is a real financially strong product and decision for some of these fleets.

I’m not speaking specifically to UPS, by the way. You’ll have to call them and ask them about their fuel price. But in general, that’s sort of the market. That’s been the market for CNG. We’ll see where pricing for RNG can go in the future.

Jason Stewart – Senior Director Public Relations and Marketing, OPAL Fuels LLC:

Thank you. With that, we’ll bring our Q&A to a close, and I will send it back over to Jon.

Jon Maurer – Co-Chief Executive Officer, OPAL Fuels LLC:

Thank you very much. First off, let me again thank everybody for joining us this morning. We’re really excited to present to you our plan here. I’d just like to kind of summarize and reiterate some of the points that we’ve really brought forth here today. I think the core of our platform is our vertical integration. The vertical integration drives growth on the upstream side and the downstream side, retaining more value across that and flexibility.

Our best-in-class management team really supports this whole platform and growth. I think that really this is a story of executing on a portfolio of development projects with a top-class team based on a fully-funded plan. We look forward to discussing more of this with you in the future. Thank you again.

Additional Information

ArcLight Clean Transition Corp. II, a Cayman Islands exempted company with limited liability (“ArcLight”) has filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of ArcLight, in connection with the proposed merger transaction (the “Business Combination”) involving ArcLight and Opal Fuels, LLC, a Delaware limited liability company (“OPAL Fuels”). After the Registration Statement is declared effective, ArcLight will mail a definitive proxy statement/prospectus and other relevant documents to stockholders of ArcLight as of a record date to be established for voting on the Business Combination. ArcLight’s stockholders and other interested persons are advised to read, the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with ArcLight’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about ArcLight, OPAL Fuels and the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, OPAL Fuels and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and OPAL Fuels’ directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the OPAL Fuels’ future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and OPAL Fuels and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and other filings with the Securities and Exchange Commission (SEC), as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as OPAL Fuels, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which OPAL Fuels operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11) the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and OPAL Fuels expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or OPAL Fuels’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.